Exhibit 99.1

**FOR MORE INFORMATION CONTACT:**

Thomas A. Richlovsky
Senior Vice President & Treasurer
(216) 575-2126

Derek Green
Vice President
Investor Relations
(216) 222-9849

www.national-city.com

For Immediate Release

## NATIONAL CITY REPORTS FOURTH QUARTER AND FULL-YEAR 2000 EARNINGS

- **Fourth quarter EPS of $.55, excluding charges**

- **Results include effects of balance sheet restructuring program**

- **Strong loan growth, stable margins in fourth quarter**

- **Credit quality remains sound**

CLEVELAND, January 23, 2001—National City Corporation (NYSE: NCC) today reported fourth quarter 2000 net income of $308.0 million, or $.50 per diluted share. For the full year, net income was $1,302.4 million, or $2.13 per diluted share. Included in these amounts were previously disclosed pretax charges of $44.0 million incurred in connection with the realignment of the consumer finance business, as well as a $7.1 million charge for goodwill and fixed-asset impairment associated with the divestiture of a small operating unit at the Corporation's 87%-owned subsidiary, National Processing, Inc. (NYSE: NAP). The combination of these charges reduced fourth quarter and full-year net income by $.05 per diluted share.

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Chairman and CEO David A. Daberko commented, "Highlighting 2000 were several strategic initiatives. During the second half of the year, in order to capitalize on our strengths and focus resources on higher-growth-oriented and more profitable businesses, we exited certain businesses and repositioned responsibilities among the senior management team. We believe these actions, together with other steps taken earlier in 2000 to improve balance sheet efficiency, reduce exposure to interest rate volatility, upgrade technology processes and product offerings, enhance service quality and build a stronger brand preference, favorably position National City to restore the sustainable revenue and earnings momentum our stockholders deserve."

Balance sheet restructuring actions were undertaken in 2000 to enrich the net interest margin and reduce exposure to interest rate volatility. These transactions included sales of $2.0 billion of thin-spread student loans, $3.7 billion of fixed-rate debt securities, and $1.0 billion of low-spread, adjustable-rate mortgages. Through the sale of these less capital-efficient assets, the Corporation's reliance on purchased funding was reduced and the balance sheet was freed up for more profitable investment.

Tax-equivalent net interest income for the fourth quarter rose to $756.2 million from $746.0 million last quarter. Although sales and securitization of assets during the second and third quarters initially depressed net interest income, strong loan originations boosted average earning assets during the fourth quarter, which led to the increase in net interest income. The fourth quarter 2000 net interest margin of 3.90% was unchanged from the third quarter, maintaining a positive trend in this key indicator. Despite a challenging interest rate environment, tighter loan pricing and higher funding costs, a richer asset mix, combined with an improved contribution from free funds, helped lift the net interest margin slightly, compared to

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the 1999 fourth quarter margin of 3.87%. Margins dropped steadily throughout 1999, hit a low point in the first quarter of 2000, and have trended up since.

Tax-equivalent net interest income for 2000 was $2.99 billion, versus $3.04 billion for 1999. The net interest margin was 3.85% in 2000, down from 3.99% last year. Higher-cost funding in a rising rate environment, coupled with liability sensitivity through 1999 and early 2000 and highly competitive lending markets, led to the year-over-year decrease in net interest income and the narrower net interest margin. In addition, interest expense incurred as a result of funding share repurchase activity in 1999 had the effect of reducing the 2000 margin.

Loan growth continued to be brisk during the final three months of 2000. Average loans for the fourth quarter reached $64.6 billion. Excluding the impact of loan sales and securitization, average loans for the fourth quarter grew $2.8 billion over the third quarter of 2000, which represented an annualized growth rate of nearly 17%. Strong residential real estate and home equity loan production, along with solid commercial loan and commercial lease originations contributed to the increase.

For the fourth quarter of 2000, fees and other income were $604.8 million, up from $590.9 million for the third quarter, and $579.3 million for the fourth quarter of 1999. Seasonally strong fourth quarter item processing and card-related revenues in addition to $26.7 million of venture capital gains led to higher fees and other income on a linked-quarter basis. By comparison, the third quarter included a $27.1 million credit card securitization gain.

Fees and other income for 2000 reached $2.43 billion, up 8% from $2.24 billion in 1999, with growth experienced in trust and investment management fees, deposit service charges and mortgage banking revenue. Item processing revenue also showed strong growth over the past year due to increased debit and credit card volume and an expanded merchant base. The year-over-

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year comparison of item processing revenue, however, was affected by the 1999 divestitures of certain business lines at National Processing. Revenues of divested business lines amounted to $56.7 million in 1999. An increase in assets under management and the implementation of a standardized fee structure in the latter half of 1999 led to 2000's growth in trust and investment management fees. Higher cash management activity, increased customer debit card usage, and fewer waived fees led to higher deposit service charges over 1999. Strong origination volumes, a rise in servicing income, gains from the sales of mortgage servicing rights and certain low-spread, adjustable-rate mortgage loans, along with purchase acquisitions in the second half of 1999, all contributed to the increase in 2000's mortgage banking revenue. National City's residential loan servicing portfolio advanced to $57.4 billion at December 31, 2000, up a robust 23% from $46.7 billion at year-end 1999. The Corporation's decision to retain a larger portion of its higher-quality, nonconforming loan production in 2000 caused mortgage revenue to rise less than if the loans had been sold outright at a premium, as was past practice. The Corporation expects to derive greater lifetime value from these loans by holding them on its balance sheet. Fees and other income in 2000 also included a $74.2 million gain on the sale of $2.0 billion of student loans.

Again in 2000, the Corporation generated substantial profits from its venture capital and bank stock investments. Bank stock gains, included in security gains, were $112.8 million for the year and $50.3 million for the fourth quarter, versus $94.1 million and $35.7 million, respectively, for the comparable 1999 periods. Venture capital gains, included in other noninterest income, were $37.1 million for the year and $26.7 million in the fourth quarter, compared to $16.6 million and $5.7 million, respectively, for the comparable 1999 periods. As a part of the second quarter 2000 balance sheet restructuring, net pretax losses of $56.3 million were taken on the sale of

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$3.7 billion of lower-yielding, fixed-rate debt securities. In 1999, securities gains also included a $32.1 million gain from the sale of the Corporation's holdings in Concord EFS, Inc.

Noninterest expense was $854.4 million in the fourth quarter of 2000, up from $785.3 million in the third quarter, and $780.1 million in the 1999 fourth quarter. On a linked-quarter basis, higher fourth quarter expense resulted principally from charges incurred in connection with the realignment of the Corporation's consumer finance business announced last month. As part of the ongoing review of profitability and growth models for each of the Corporation's businesses, the decision was made to close all its Loan Zone stores, exit the wholesale loan origination business of the Corporation's Altegra subsidiary and exit the automobile leasing business. The charges, included in other noninterest expense, totaled $44.0 million and consisted of $26.0 million for residual value write-downs on the Corporation's automobile lease portfolio, $3.7 million for severance costs, $9.0 million for goodwill impairment, $2.9 million for facilities closures and lease obligations, and $2.4 million for fixed-asset impairment and other costs. Persistent adverse market conditions in the automobile leasing segment of the consumer finance business prompted the decision to cease originating new leases, while the continued deterioration in used car prices resulted in the write-down of residual values. Approximately 200 employees were affected by the realignment decisions and were individually notified of their status prior to December 31, 2000. National Processing elected to divest a small operating unit within its Corporate Outsourcing division, resulting in a write-off of $7.1 million of goodwill and fixed assets. National City Mortgage Company, in conjunction with the closing and consolidation of 48 branches, recorded charges of $2.5 million.

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Compared to the fourth quarter of 1999, noninterest expense rose due to the previously discussed charges, higher technology spending to upgrade processes and support new product offerings, and fee-based business volume increases.

Noninterest expense for 2000 was $3.18 billion, compared to $2.98 billion for 1999. The increase reflects the aforementioned business realignment and impairment charges, expenditures related to upgrading technology processes and product offerings, along with customer quality and branding initiatives, volume-driven card processing expenses, a second quarter write-down of automobile lease residual values and increased expenses and intangibles amortization from purchase acquisitions in the second half of 1999. Also affecting the comparison were lower expenses resulting from National Processing's second quarter 1999 business line divestitures, $37.8 million of charges taken in 1999 pursuant to a plan to improve the cost-efficiency of branch office facilities, along with certain unrelated executive contract obligations. State and local tax expense declined due to refunds received in 2000.

Credit quality remained sound. Net charge-offs in the fourth quarter totaled $81.2 million, or .50% of average loans, compared to $70.2 million, or .45% of average loans in the third quarter of 2000, and $66.6 million, or .45% of average loans in the fourth quarter of 1999. For the full year, net charge-offs were .46% of average loans, versus .43% for 1999. At December 31, 2000, the allowance for loan losses was $928.6 million, or 1.42% of loans, compared to $945.5 million, or 1.49% of loans at the end of the third quarter, and $970.5 million, or 1.61% of loans a year ago. During the year, the allowance for loan losses was reduced by $25.0 million, representing the portion of the allowance attributable to $600 million of credit card receivables securitized in the third quarter of 2000, and by $17.1 million in the fourth

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quarter for the anticipated securitization of an additional $425 million of credit card receivables in 2001. At December 31, 2000, nonperforming assets were $402.3 million, compared to $365.3 million at September 30, 2000, and $289.1 million at December 31, 1999. Weakness in the healthcare sector, along with higher delinquencies in residential real estate, largely contributed to the rise in nonperforming assets over the past year. As a percentage of loans and other real estate, nonperforming assets were .61% at December 31, 2000, compared to .57% at the end of the third quarter, and .48% a year ago. At December 31, 2000, real estate mortgage loans, which have historically had low loss ratios, comprised 56% of nonperforming assets.

Total assets were $88.5 billion at December 31, 2000, and total stockholders' equity was $6.8 billion. Equity as a percentage of assets was 7.65% at December 31, 2000, up sharply from 6.57% at year-end 1999.

Mr. Daberko's comments contain forward-looking statements that involve significant risks and uncertainties, including changes in general economic and financial market conditions and the Corporation's ability to execute its business plans. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially. Further, National City Corporation has disclosed in its SEC filings that it is engaged in a dispute with the Internal Revenue Service concerning the deductibility of certain expenses for the years 1990 through 1998 related to Corporate Owned Life Insurance programs. It is possible that developments prior to the filing of the annual report on Form 10-K could affect how this exposure is accounted for in the Corporation's consolidated financial statements for the year ended December 31, 2000.

Mr. Daberko, Jeffrey D. Kelly, chief financial officer, and Robert J. Ondercik, chief credit officer, will host a conference call today at 9:00 a.m. EST to provide a financial performance

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overview and an outlook for 2001. Individual investors and the media are welcome to join the call in a listen-only mode by calling (888) 428-4474 beginning at 8:45 a.m. EST. Associated materials are accessible through National City's website, www.national-city.com. A replay of the conference call will also be available through Friday, January 26, 2001, by calling (800) 475-6701, using the confirmation code 545481.

National City Corporation is a financial holding company headquartered in Cleveland, Ohio, with $88.5 billion in total assets. National City operates banks and other financial services subsidiaries principally in Ohio, Michigan, Pennsylvania, Indiana, Kentucky and Illinois.

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National City Corporation
Financial Highlights
(Dollars in Millions, Except Per Share Amounts)

| | 2000 | | | | 1999 | |
| | **Fourth Quarter** | **Third Quarter** | **Second Quarter** | **First Quarter** | **Fourth Quarter** | **4Q00/ 4Q99 % Change** |
|---|---|---|---|---|---|---|
| **EARNINGS:** | | | | | | |
| Tax-equivalent net interest income | $ 756.2 | $ 746.0 | $ 749.0 | $ 740.9 | $ 756.4 | —% |
| Provision for loan losses | 81.4 | 70.4 | 68.7 | 66.3 | 66.6 | 22.2 |
| Fees and other income | 604.8 | 590.9 | 674.3 | 557.4 | 579.3 | 4.4 |
| Net securities gains (losses) | 50.7 | 27.5 | (42.8) | 21.5 | 37.1 | 36.6 |
| Noninterest expense | 854.4 | 785.3 | 785.1 | 759.1 | 780.1 | 9.5 |
| Income tax expense and tax- equivalent adjustment | 167.9 | 178.0 | 184.3 | 173.1 | 182.6 | (8.0) |
| Net income | $ 308.0 | $ 330.7 | $ 342.4 | $ 321.3 | $ 343.5 | (10.3) |
| | | | | | | |
| **PER COMMON SHARE:** | | | | | | |
| Net income | | | | | | |
| Basic | $ .50 | $ .55 | $ .56 | $ .53 | $ .56 | (10.7)% |
| Diluted | .50 | .54 | .56 | .53 | .55 | (9.1) |
| Diluted — cash basis (a) | .53 | .57 | .59 | .56 | .59 | (10.2) |
| Dividends paid | .285 | .285 | .285 | .285 | .27 | 5.6 |
| Book value | 11.06 | 10.58 | 10.05 | 9.71 | 9.39 | 17.8 |
| Market value (close) | 28.75 | 22.00 | 17.06 | 20.63 | 23.69 | 21.4 |
| Average shares | | | | | | |
| Basic | 608.52 | 608.28 | 606.93 | 605.77 | 613.88 | (0.9) |
| Diluted | 615.47 | 613.23 | 611.07 | 610.69 | 620.78 | (0.9) |
| | | | | | | |
| **PERFORMANCE RATIOS:** | | | | | | |
| Return on average common equity | 18.75% | 21.13% | 23.13% | 22.45% | 22.84% | |
| Return on average assets | 1.44 | 1.56 | 1.59 | 1.50 | 1.59 | |
| Net interest margin | 3.90 | 3.90 | 3.80 | 3.79 | 3.87 | |
| Efficiency ratio | 62.78 | 58.74 | 55.16 | 58.47 | 58.41 | |
| | | | | | | |
| **AT PERIOD END:** | | | | | | |
| Assets | $88,535 | $85,046 | $84,601 | $86,895 | $87,121 | 1.6% |
| Loans | 65,604 | 63,660 | 61,570 | 61,857 | 60,204 | 9.0 |
| Securities (at fair value) | 9,904 | 9,656 | 10,719 | 13,783 | 14,904 | (33.5) |
| Deposits | 55,256 | 52,726 | 49,988 | 50,613 | 50,066 | 10.4 |
| Stockholders' equity | 6,770 | 6,467 | 6,133 | 5,918 | 5,728 | 18.2 |
| Equity to assets | 7.65% | 7.60% | 7.25% | 6.81% | 6.57% | 16.4 |
| Tangible common equity to tangible assets | 6.34 | 6.20 | 5.81 | 5.38 | 5.12 | 23.8 |
| Common shares outstanding | 609.19 | 608.40 | 607.43 | 606.23 | 607.06 | .4 |
| | | | | | | |
| **ASSET QUALITY:** | | | | | | |
| Net charge-offs to average loans (annualized) | .50% | .45% | .44% | .44% | .45% | |
| Allowance for loan losses as a percentage of period-end loans | 1.42 | 1.49 | 1.58 | 1.57 | 1.61 | |
| Nonperforming assets to period- end loans and OREO | .61 | .57 | .55 | .51 | .48 | |

[Additional columns below]

[Continued from above table, first column(s) repeated]

| | **Twelve Months Ended December 31,** | | |
| | **2000** | **1999** | **% Change** |
|---|---|---|---|
| **EARNINGS:** | | | |
| Tax-equivalent net interest income | $2,992.1 | $3,037.0 | (1.5)% |
| Provision for loan losses | 286.8 | 249.7 | 14.9 |
| Fees and other income | 2,427.4 | 2,242.4 | 8.2 |
| Net securities gains (losses) | 56.9 | 138.4 | (58.9) |
| Noninterest expense | 3,183.9 | 2,982.5 | 6.8 |
| Income tax expense and tax- equivalent adjustment | 703.3 | 780.1 | (9.8) |
| Net income | $1,302.4 | $1,405.5 | (7.3) |

| PER COMMON SHARE: | | | |
|---|---|---|---|
| Net income | | | |
|   Basic | $ 2.14 | $ 2.25 | (4.9)% |
|   Diluted | 2.13 | 2.22 | (4.1) |
|   Diluted — cash basis (a) | 2.25 | 2.33 | (3.4) |
| Dividends paid | 1.14 | 1.06 | 7.5 |
| Book value | | | |
| Market value (close) | | | |
| Average shares | | | |
|   Basic | 607.38 | 623.62 | (2.6) |
|   Diluted | 612.63 | 632.45 | (3.1) |
| | | | |
| PERFORMANCE RATIOS: | | | |
| Return on average common equity | 21.29% | 22.64% | |
| Return on average assets | 1.52 | 1.67 | |
| Net interest margin | 3.85 | 3.99 | |
| Efficiency ratio | 58.75 | 56.49 | |
| | | | |
| AT PERIOD END: | | | |
| Assets | | | |
| Loans | | | |
| Securities (at fair value) | | | |
| Deposits | | | |
| Stockholders' equity | | | |
| Equity to assets | | | |
| Tangible common equity to tangible assets | | | |
| Common shares outstanding | | | |
| | | | |
| ASSET QUALITY: | | | |
| Net charge-offs to average loans (annualized) | .46% | .43% | |
| Allowance for loan losses as a percentage of period-end loans | | | |
| Nonperforming assets to period- end loans and OREO | | | |

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(a)    Excludes amortization of goodwill and other intangible assets.

UNAUDITED

National City Corporation
Consolidated Statements of Income
(Dollars in Thousands, Except Per Share Amounts)

| | 2000 | | | | 1999 | Twelve Months Ended December 31, | |
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter | 2000 | 1999 |
|---|---|---|---|---|---|---|---|
| Interest Income: | | | | | | | |
| Loans | $1,534,503 | $1,479,328 | $1,433,996 | $1,342,266 | $1,296,074 | $5,790,093 | $4,938,372 |
| Securities: | | | | | | | |
| Taxable | 122,083 | 140,303 | 176,765 | 202,255 | 212,596 | 641,406 | 826,332 |
| Exempt from Federal income taxes | 10,615 | 10,750 | 10,914 | 11,171 | 13,091 | 43,450 | 48,000 |
| Dividends | 13,346 | 14,054 | 13,989 | 13,463 | 12,120 | 54,852 | 47,918 |
| Federal funds sold and security resale agreements | 2,036 | 3,058 | 6,802 | 6,958 | 8,290 | 18,854 | 37,862 |
| Other investments | 5,550 | 4,464 | 4,008 | 3,906 | 4,949 | 17,928 | 14,125 |
| Total interest income | 1,688,133 | 1,651,957 | 1,646,474 | 1,580,019 | 1,547,120 | 6,566,583 | 5,912,609 |
| Interest Expense: | | | | | | | |
| Deposits | 526,377 | 500,477 | 466,241 | 443,939 | 425,849 | 1,937,034 | 1,635,533 |
| Federal funds borrowed and security repurchase agreements | 103,745 | 103,895 | 85,727 | 102,568 | 101,114 | 395,935 | 368,061 |
| Borrowed funds | 15,044 | 28,609 | 77,782 | 43,281 | 41,159 | 164,716 | 144,232 |
| Long-term debt and capital securities | 295,249 | 281,443 | 276,069 | 257,775 | 231,534 | 1,110,536 | 764,761 |
| Total interest expense | 940,415 | 914,424 | 905,819 | 847,563 | 799,656 | 3,608,221 | 2,912,587 |
| Net interest income | 747,718 | 737,533 | 740,655 | 732,456 | 747,464 | 2,958,362 | 3,000,022 |
| Provision for loan losses | 81,415 | 70,363 | 68,691 | 66,326 | 66,622 | 286,795 | 249,674 |
| Net interest income after provision for loan losses | 666,303 | 667,170 | 671,964 | 666,130 | 680,842 | 2,671,567 | 2,750,348 |
| Noninterest Income: | | | | | | | |
| Mortgage banking revenue | 109,596 | 110,454 | 147,610 | 111,294 | 126,011 | 478,954 | 389,292 |
| Deposit service charges | 112,975 | 115,392 | 108,073 | 106,313 | 108,321 | 442,753 | 420,448 |
| Item processing revenue | 112,584 | 104,916 | 100,575 | 94,369 | 98,471 | 412,444 | 416,782 |
| Trust and investment management fees | 81,144 | 79,805 | 90,054 | 83,624 | 82,229 | 334,627 | 325,856 |
| Card-related fees | 50,783 | 48,283 | 45,312 | 43,646 | 48,725 | 188,024 | 191,677 |
| Other | 137,728 | 132,028 | 182,704 | 118,120 | 115,516 | 570,580 | 498,354 |
| Total fees and other income | 604,810 | 590,878 | 674,328 | 557,366 | 579,273 | 2,427,382 | 2,242,409 |
| Net securities gains (losses) | 50,664 | 27,435 | (42,780) | 21,533 | 37,095 | 56,852 | 138,360 |
| Total noninterest income | 655,474 | 618,313 | 631,548 | 578,899 | 616,368 | 2,484,234 | 2,380,769 |
| Noninterest Expense: | | | | | | | |
| Salaries, benefits and other personnel | 413,096 | 405,984 | 401,309 | 406,871 | 400,416 | 1,627,260 | 1,558,403 |
| Equipment | 57,997 | 56,038 | 57,759 | 57,682 | 56,468 | 229,476 | 209,774 |
| Net occupancy | 52,015 | 52,730 | 51,816 | 52,668 | 49,772 | 209,229 | 202,077 |
| Third-party services | 52,590 | 51,201 | 48,546 | 45,148 | 49,723 | 197,485 | 193,148 |
| Other | 278,739 | 219,356 | 225,640 | 196,724 | 223,725 | 920,459 | 819,102 |
| Total noninterest expense | 854,437 | 785,309 | 785,070 | 759,093 | 780,104 | 3,183,909 | 2,982,504 |
| Income before income tax expense | 467,340 | 500,174 | 518,442 | 485,936 | 517,106 | 1,971,892 | 2,148,613 |
| Income tax expense | 159,329 | 169,538 | 176,055 | 164,593 | 173,590 | 669,515 | 743,128 |

| | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Net income | $ | 308,011 | $ | 330,636 | $ | 342,387 | $ | 321,343 | $ | 343,516 | $1,302,377 | | $1,405,485 |
| Net Income Per Common Share: | | | | | | | | | | | | | |
| Basic | $ | .50 | $ | .55 | $ | .56 | $ | .53 | $ | .56 | $ | 2.14 | $ | 2.25 |
| Diluted | | .50 | | .54 | | .56 | | .53 | | .55 | | 2.13 | | 2.22 |

## National City Corporation
## Consolidated Period-End Balance Sheets
### (Dollars in Thousands)

| | 2000 | | | | 1999 |
| --- | --- | --- | --- | --- | --- |
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter |
| **Assets** | | | | | |
| Loans: | | | | | |
| Commercial | $26,703,622 | $25,873,664 | $24,935,236 | $23,714,907 | $23,402,556 |
| Real estate — commercial | 6,511,018 | 6,372,924 | 6,265,055 | 6,062,272 | 6,012,016 |
| Real estate — residential | 13,357,438 | 12,303,054 | 11,179,970 | 11,346,300 | 10,396,422 |
| Consumer | 12,100,567 | 12,317,934 | 12,386,130 | 14,438,457 | 14,367,133 |
| Credit card | 2,152,445 | 2,260,766 | 2,601,931 | 2,404,230 | 2,339,658 |
| Home equity | 4,779,359 | 4,531,993 | 4,201,854 | 3,890,385 | 3,686,119 |
| Total loans | 65,604,449 | 63,660,335 | 61,570,176 | 61,856,551 | 60,203,904 |
| Allowance for loan losses | (928,592) | (945,492) | (970,362) | (970,642) | (970,463) |
| Net loans | 64,675,857 | 62,714,843 | 60,599,814 | 60,885,909 | 59,233,441 |
| Loans held for sale or securitization: | | | | | |
| Mortgage loans held for sale | 3,030,672 | 2,945,975 | 3,198,328 | 2,330,395 | 2,731,166 |
| Credit card loans held for securitization | 407,900 | — | — | — | — |
| Total loans held for sale or securitization | 3,438,572 | 2,945,975 | 3,198,328 | 2,330,395 | 2,731,166 |
| Securities available for sale, at fair value | 9,904,533 | 9,655,612 | 10,719,285 | 13,783,119 | 14,904,343 |
| Federal funds sold and security resale agreements | 81,040 | 111,222 | 493,130 | 408,228 | 556,351 |
| Other investments | 687,732 | 173,483 | 145,623 | 126,624 | 231,099 |
| Cash and demand balances due from banks | 3,535,186 | 3,230,100 | 3,262,268 | 3,229,032 | 3,480,756 |
| Properties and equipment | 1,071,637 | 1,090,185 | 1,098,053 | 1,116,332 | 1,127,980 |
| Accrued income and other assets | 5,140,052 | 5,124,455 | 5,084,132 | 5,015,754 | 4,856,363 |
| Total Assets | $88,534,609 | $85,045,875 | $84,600,633 | $86,895,393 | $87,121,499 |
| **Liabilities and Stockholders' Equity** | | | | | |
| Liabilities: | | | | | |
| Noninterest bearing deposits | $11,500,026 | $10,646,830 | $11,384,267 | $11,034,147 | $11,182,681 |
| NOW and money market accounts | 17,262,587 | 16,496,536 | 16,291,791 | 16,488,169 | 16,561,494 |
| Savings accounts | 2,883,763 | 3,036,999 | 3,230,386 | 3,430,306 | 3,470,700 |
| Time deposits of individuals | 15,816,422 | 15,763,352 | 15,583,974 | 15,285,430 | 14,700,944 |
| Other deposits | 4,072,308 | 2,780,526 | 2,874,460 | 2,764,812 | 2,897,166 |
| Foreign deposits | 3,721,316 | 4,001,338 | 623,331 | 1,610,489 | 1,253,325 |
| Total deposits | 55,256,422 | 52,725,581 | 49,988,209 | 50,613,353 | 50,066,310 |
| Federal funds borrowed and security repurchase agreements | 5,677,643 | 6,097,889 | 4,012,113 | 6,307,165 | 5,182,506 |
| Borrowed funds | 903,725 | 2,283,295 | 6,974,817 | 5,540,814 | 9,772,611 |
| Long-term debt | 17,964,800 | 15,455,589 | 15,976,934 | 16,803,105 | 14,858,014 |
| Corporation-obligated mandatorily redeemable capital securities of subsidiary trusts holding solely debentures of the Corporation | 180,000 | 180,000 | 180,000 | 180,000 | 180,000 |
| Accrued expenses and other liabilities | 1,782,198 | 1,836,114 | 1,335,080 | 1,533,348 | 1,334,325 |
| Total Liabilities | 81,764,788 | 78,578,468 | 78,467,153 | 80,977,785 | 81,393,766 |
| Stockholders' Equity: | | | | | |
| Preferred stock | 29,968 | 29,982 | 29,982 | 29,982 | 30,233 |
| Common stock | 2,436,755 | 2,433,591 | 2,429,736 | 2,424,912 | 2,428,234 |
| Capital surplus | 837,444 | 828,220 | 812,671 | 798,986 | 782,960 |
| Retained earnings | 3,405,077 | 3,272,496 | 3,119,402 | 2,950,299 | 2,665,674 |
| Accumulated other comprehensive income (loss) | 60,577 | (96,882) | (258,311) | (286,571) | (179,368) |
| Total Stockholders' Equity | 6,769,821 | 6,467,407 | 6,133,480 | 5,917,608 | 5,727,733 |
| Total Liabilities and Stockholders' Equity | $88,534,609 | $85,045,875 | $84,600,633 | $86,895,393 | $87,121,499 |

### National City Corporation
### Consolidated Average Balance Sheets
### (Dollars in Millions)

| | 2000 | | | | 1999 | Twelve Months Ended December 31, | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter | 2000 | 1999 |
| **Assets** | | | | | | | |
| **Earning Assets:** | | | | | | | |
| Loans: | | | | | | | |
| Commercial | $26,132 | $25,294 | $24,379 | $23,496 | $22,988 | $24,830 | $22,359 |
| Real estate — commercial | 6,435 | 6,273 | 6,157 | 6,020 | 6,141 | 6,222 | 6,239 |
| Real estate — residential | 12,876 | 11,627 | 11,470 | 10,901 | 10,047 | 11,721 | 9,922 |
| Consumer | 12,165 | 12,224 | 13,973 | 14,520 | 14,045 | 13,215 | 13,831 |
| Credit card | 2,383 | 2,487 | 2,514 | 2,336 | 2,224 | 2,430 | 2,025 |
| Home equity | 4,654 | 4,343 | 4,044 | 3,770 | 3,561 | 4,204 | 3,312 |
| Total loans | 64,645 | 62,248 | 62,537 | 61,043 | 59,006 | 62,622 | 57,688 |
| **Loans held for sale or securitization:** | | | | | | | |
| Mortgage loans held for sale | 2,851 | 3,001 | 2,848 | 2,101 | 2,555 | 2,702 | 2,505 |
| Credit card loans held for securitization | 4 | — | — | — | — | 1 | — |
| Total loans held for sale or securitization | 2,855 | 3,001 | 2,848 | 2,101 | 2,555 | 2,703 | 2,505 |
| Securities available for sale, at cost | 9,543 | 10,786 | 13,064 | 14,600 | 15,403 | 11,988 | 15,005 |
| Federal funds sold and security resale agreements | 120 | 178 | 432 | 481 | 608 | 301 | 766 |
| Other investments | 200 | 165 | 146 | 154 | 190 | 168 | 157 |
| Total earning assets | 77,363 | 76,378 | 79,027 | 78,379 | 77,762 | 77,782 | 76,121 |
| Allowance for loan losses | (967) | (991) | (995) | (996) | (985) | (987) | (987) |
| Fair value (depreciation) appreciation of securities available for sale | (101) | (304) | (430) | (408) | (116) | (310) | 129 |
| Cash and demand balances due from banks | 3,005 | 3,091 | 3,116 | 3,140 | 3,376 | 3,087 | 3,562 |
| Properties and equipment | 1,086 | 1,099 | 1,114 | 1,127 | 1,121 | 1,107 | 1,142 |
| Accrued income and other assets | 4,914 | 4,928 | 4,939 | 4,709 | 4,442 | 4,871 | 4,324 |
| Total Assets | $85,300 | $84,201 | $86,771 | $85,951 | $85,600 | $85,550 | $84,291 |
| **Liabilities and Stockholders' Equity** | | | | | | | |
| **Liabilities:** | | | | | | | |
| Noninterest bearing deposits | $10,682 | $10,837 | $10,934 | $10,716 | $11,278 | $10,792 | $11,473 |
| NOW and money market accounts | 16,803 | 16,473 | 16,477 | 16,443 | 16,580 | 16,549 | 16,804 |
| Savings accounts | 2,958 | 3,139 | 3,321 | 3,413 | 3,605 | 3,207 | 3,818 |
| Time deposits of individuals | 15,764 | 15,652 | 15,385 | 15,019 | 14,578 | 15,457 | 14,898 |
| Other deposits | 3,201 | 2,838 | 2,881 | 2,825 | 3,141 | 2,936 | 3,053 |
| Foreign deposits | 3,275 | 2,974 | 2,862 | 3,400 | 3,105 | 3,128 | 2,679 |
| Total deposits | 52,683 | 51,913 | 51,860 | 51,816 | 52,287 | 52,069 | 52,725 |
| Federal funds borrowed and security repurchase agreements | 6,837 | 6,941 | 6,053 | 7,723 | 8,244 | 6,889 | 8,079 |
| Borrowed funds | 872 | 1,726 | 5,056 | 3,126 | 2,893 | 2,687 | 2,879 |
| Long-term debt and capital securities | 16,910 | 16,014 | 16,636 | 16,259 | 15,081 | 16,454 | 13,316 |
| Accrued expenses and other liabilities | 1,444 | 1,361 | 1,190 | 1,249 | 1,105 | 1,311 | 1,061 |
| Total Liabilities | 78,746 | 77,955 | 80,795 | 80,173 | 79,610 | 79,410 | 78,060 |

| Stockholders' Equity: | | | | | | | |
|---|---|---|---|---|---|---|---|
| Preferred | 30 | 30 | 30 | 30 | 30 | 30 | 31 |
| Common | 6,524 | 6,216 | 5,946 | 5,748 | 5,960 | 6,110 | 6,200 |
| Total Stockholders' Equity | 6,554 | 6,246 | 5,976 | 5,778 | 5,990 | 6,140 | 6,231 |
| Total Liabilities and Stockholders' Equity | $85,300 | $84,201 | $86,771 | $85,951 | $85,600 | $85,550 | $84,291 |

-12-

UNAUDITED
National City Corporation
Average Balances and Rates on a Tax Equivalent Basis
For the Three Months Ended December 31, 2000 and 1999
(Dollars in Millions)

| | 2000 | | | 1999 | | |
|---|---|---|---|---|---|---|
| | **Average Balance** | **Tax Equivalent Interest** | **Average Rate** | **Average Balance** | **Tax Equivalent Interest** | **Average Rate** |
| Assets | | | | | | |
| Earning Assets: | | | | | | |
| Loans: | | | | | | |
| Commercial | $26,132 | $ 597.7 | 9.10% | $22,988 | $ 471.6 | 8.14% |
| Real estate — commercial | 6,435 | 143.0 | 8.84 | 6,141 | 134.4 | 8.68 |
| Real estate — residential (a) | 15,727 | 333.7 | 8.49 | 12,602 | 251.1 | 7.97 |
| Consumer | 12,165 | 266.8 | 8.73 | 14,045 | 293.7 | 8.29 |
| Credit card (a) | 2,387 | 84.7 | 14.13 | 2,224 | 71.7 | 12.79 |
| Home equity | 4,654 | 111.5 | 9.58 | 3,561 | 76.4 | 8.52 |
| Total loans | 67,500 | 1,537.4 | 9.08 | 61,561 | 1,298.9 | 8.38 |
| Securities: | | | | | | |
| Taxable | 8,765 | 135.9 | 6.20 | 14,565 | 226.6 | 6.22 |
| Tax-exempt | 778 | 15.7 | 8.08 | 838 | 17.3 | 8.25 |
| Total securities | 9,543 | 151.6 | 6.35 | 15,403 | 243.9 | 6.33 |
| Federal funds sold, security resale agreements and other investments | 320 | 7.6 | 9.44 | 798 | 13.3 | 6.58 |
| Total earning assets | 77,363 | 1,696.6 | 8.74 | 77,762 | 1,556.1 | 7.96 |
| Allowance for loan losses | (967) | | | (985) | | |
| Fair value depreciation of securities available for sale | (101) | | | (116) | | |
| Noninterest earning assets | 9,005 | | | 8,939 | | |
| Total Assets | $85,300 | | | $85,600 | | |
| Liabilities and Stockholders' Equity | | | | | | |
| Liabilities: | | | | | | |
| NOW and money market accounts | $16,803 | $ 169.3 | 4.01% | $16,580 | $ 135.2 | 3.24% |
| Savings accounts | 2,958 | 12.4 | 1.66 | 3,605 | 15.1 | 1.67 |
| Time deposits of individuals | 15,764 | 238.6 | 6.02 | 14,578 | 190.3 | 5.18 |
| Other deposits | 3,201 | 52.9 | 6.58 | 3,141 | 43.6 | 5.51 |
| Foreign deposits | 3,275 | 53.2 | 6.47 | 3,105 | 41.6 | 5.32 |
| Federal funds borrowed | 3,029 | 51.3 | 6.75 | 3,713 | 51.3 | 5.46 |
| Security repurchase agreements | 3,808 | 52.4 | 5.47 | 4,531 | 49.9 | 4.38 |
| Borrowed funds | 872 | 15.0 | 6.85 | 2,893 | 41.1 | 5.64 |
| Long-term debt and capital securities | 16,910 | 295.3 | 6.96 | 15,081 | 231.6 | 6.09 |
| Total interest bearing liabilities | 66,620 | 940.4 | 5.62 | 67,227 | 799.7 | 4.72 |
| Noninterest bearing deposits | 10,682 | | | 11,278 | | |
| Accrued expenses and other liabilities | 1,444 | | | 1,105 | | |
| Total Liabilities | 78,746 | | | 79,610 | | |
| Total Stockholders' Equity | 6,554 | | | 5,990 | | |
| Total Liabilities and Stockholders' Equity | $85,300 | | | $85,600 | | |
| Net interest income and interest spread | | $ 756.2 | 3.12% | | $ 756.4 | 3.24% |
| Net interest margin | | | 3.90% | | | 3.87% |

(a)  Includes loans held for sale or securitization.

National City Corporation
Average Balances and Rates on a Tax Equivalent Basis
For the Twelve Months Ended December 31, 2000 and 1999
(Dollars in Millions)

| | 2000 | | | 1999 | | |
|---|---|---|---|---|---|---|
| | Average Balance | Tax Equivalent Interest | Average Rate | Average Balance | Tax Equivalent Interest | Average Rate |
| Assets | | | | | | |
| Earning Assets: | | | | | | |
| Loans: | | | | | | |
| Commercial | $24,830 | $2,194.8 | 8.84% | $22,359 | $1,749.9 | 7.83% |
| Real estate — commercial | 6,222 | 549.6 | 8.83 | 6,239 | 537.6 | 8.62 |
| Real estate — residential (a) | 14,423 | 1,198.6 | 8.31 | 12,427 | 962.7 | 7.75 |
| Consumer | 13,215 | 1,126.7 | 8.53 | 13,831 | 1,147.6 | 8.30 |
| Credit card (a) | 2,431 | 338.3 | 13.92 | 2,025 | 267.1 | 13.19 |
| Home equity | 4,204 | 393.2 | 9.35 | 3,312 | 285.2 | 8.61 |
| Total loans | 65,325 | 5,801.2 | 8.88 | 60,193 | 4,950.1 | 8.22 |
| Securities: | | | | | | |
| Taxable | 11,195 | 697.9 | 6.23 | 14,139 | 876.1 | 6.20 |
| Tax-exempt | 793 | 64.4 | 8.12 | 866 | 71.4 | 8.24 |
| Total securities | 11,988 | 762.3 | 6.36 | 15,005 | 947.5 | 6.32 |
| Federal funds sold, security resale agreements and other investments | 469 | 36.8 | 7.85 | 923 | 52.0 | 5.63 |
| Total earning assets | 77,782 | 6,600.3 | 8.49 | 76,121 | 5,949.6 | 7.82 |
| Allowance for loan losses | (987) | | | (987) | | |
| Fair value (depreciation) appreciation of securities available for sale | (310) | | | 129 | | |
| Noninterest earning assets | 9,065 | | | 9,028 | | |
| Total Assets | $85,550 | | | $84,291 | | |
| Liabilities and Stockholders' Equity | | | | | | |
| Liabilities: | | | | | | |
| NOW and money market accounts | $16,549 | $ 621.3 | 3.76% | $16,804 | $ 519.6 | 3.09% |
| Savings accounts | 3,207 | 53.4 | 1.67 | 3,818 | 64.6 | 1.69 |
| Time deposits of individuals | 15,457 | 884.7 | 5.72 | 14,898 | 761.6 | 5.11 |
| Other deposits | 2,936 | 183.9 | 6.26 | 3,053 | 155.3 | 5.09 |
| Foreign deposits | 3,128 | 193.7 | 6.19 | 2,679 | 134.4 | 5.02 |
| Federal funds borrowed | 3,043 | 195.5 | 6.43 | 3,258 | 166.2 | 5.10 |
| Security repurchase agreements | 3,846 | 200.4 | 5.21 | 4,821 | 201.9 | 4.19 |
| Borrowed funds | 2,687 | 164.7 | 6.13 | 2,879 | 144.2 | 5.01 |
| Long-term debt and capital securities | 16,454 | 1,110.6 | 6.75 | 13,316 | 764.8 | 5.74 |
| Total interest bearing liabilities | 67,307 | 3,608.2 | 5.36 | 65,526 | 2,912.6 | 4.45 |
| Noninterest bearing deposits | 10,792 | | | 11,473 | | |
| Accrued expenses and other liabilities | 1,311 | | | 1,061 | | |
| Total Liabilities | 79,410 | | | 78,060 | | |
| Total Stockholders' Equity | 6,140 | | | 6,231 | | |
| Total Liabilities and Stockholders' Equity | $85,550 | | | $84,291 | | |
| Net interest income and interest spread | | $2,992.1 | 3.13% | | $3,037.0 | 3.37% |
| Net interest margin | | | 3.85% | | | 3.99% |

(a) Includes loans held for sale or securitization.

## National City Corporation
### Selected Financial Information

| | 2000 | | | | 1999 |
|---|---|---|---|---|---|
| | **Fourth Quarter** | **Third Quarter** | **Second Quarter** | **First Quarter** | **Fourth Quarter** |
| **(Dollars in Thousands)** | | | | | |
| **Allowance for Loan Losses:** | | | | | |
| Balance at beginning of period | $ 945,492 | $ 970,362 | $ 970,642 | $ 970,463 | $ 970,736 |
| Provision | 81,415 | 70,363 | 68,691 | 66,326 | 66,622 |
| Allowance related to loans acquired (sold or securitized) | (17,100) | (25,016) | (305) | — | (300) |
| **Charge-offs:** | | | | | |
| Commercial | 27,568 | 19,577 | 25,085 | 24,141 | 19,635 |
| Real estate — commercial | 1,734 | 1,635 | 3,282 | 255 | 2,914 |
| Real estate — residential | 6,533 | 6,169 | 6,270 | 5,551 | 5,653 |
| Consumer | 45,731 | 43,248 | 36,772 | 41,717 | 44,274 |
| Credit card | 26,463 | 27,103 | 26,083 | 25,910 | 24,839 |
| Home equity | 2,367 | 1,644 | 2,036 | 1,124 | 1,566 |
| Total charge-offs | 110,396 | 99,376 | 99,528 | 98,698 | 98,881 |
| **Recoveries:** | | | | | |
| Commercial | 3,962 | 4,546 | 3,714 | 5,691 | 4,426 |
| Real estate — commercial | 556 | 945 | 848 | 1,626 | 2,477 |
| Real estate — residential | 131 | 172 | 327 | 311 | 262 |
| Consumer | 18,905 | 16,949 | 18,900 | 18,289 | 19,029 |
| Credit card | 4,790 | 5,176 | 6,313 | 5,894 | 5,225 |
| Home equity | 837 | 1,371 | 760 | 740 | 867 |
| Total recoveries | 29,181 | 29,159 | 30,862 | 32,551 | 32,286 |
| Net charge-offs | 81,215 | 70,217 | 68,666 | 66,147 | 66,595 |
| Balance at end of period | $ 928,592 | $ 945,492 | $ 970,362 | $ 970,642 | $ 970,463 |
| **(Dollars in Millions)** | | | | | |
| **Nonperforming Assets:** | | | | | |
| Nonaccrual and restructured loans | $ 369.0 | $ 337.6 | $ 313.7 | $ 290.8 | $ 269.2 |
| Other real estate owned | 33.3 | 27.7 | 25.6 | 23.3 | 19.9 |
| Total nonperforming assets | $ 402.3 | $ 365.3 | $ 339.3 | $ 314.1 | $ 289.1 |
| Loans 90 days past-due accruing interest | $ 341.8 | $ 310.3 | $ 249.4 | $ 250.0 | $ 230.0 |
| **Asset Quality Ratios:** | | | | | |
| Net charge-offs to average loans (annualized) | .50% | .45% | .44% | .44% | .45% |
| Allowance for loan losses as a percentage of period-end loans | 1.42 | 1.49 | 1.58 | 1.57 | 1.61 |
| Nonperforming assets to period-end loans and OREO | .61 | .57 | .55 | .51 | .48 |
| **Capital Ratios*:** | | | | | |
| Tier 1 capital | 6.91% | 7.29% | 7.12% | 6.97% | 6.61% |
| Total risk-based capital | 11.34 | 12.03 | 11.93 | 11.70 | 11.22 |
| Leverage | 6.60 | 6.67 | 6.23 | 6.05 | 5.72 |
| Tangible common equity to tangible assets | 6.34 | 6.20 | 5.81 | 5.38 | 5.12 |
| **Share Information:** | | | | | |
| Average basic shares | 608,522,539 | 608,276,536 | 606,927,559 | 605,766,137 | 613,877,553 |
| Average diluted shares | 615,466,562 | 613,232,391 | 611,070,243 | 610,694,306 | 620,784,083 |

| | | |
|---|---|---|
| Average diluted shares | 615,466,562 | 613,232,391 | 611,070,243 | 610,694,306 | 620,784,083 |
| Common shares outstanding at end of period | 609,188,668 | 608,397,735 | 607,433,924 | 606,227,792 | 607,058,364 |

[Additional columns below]

[Continued from above table, first column(s) repeated]

| | Twelve Months Ended December 31, | |
|---|---|---|
| | **2000** | **1999** |
| (Dollars in Thousands) | | |
| Allowance for Loan Losses: | | |
| Balance at beginning of period | $    970,463 | $    970,243 |
| Provision | 286,795 | 249,674 |
| Allowance related to loans acquired (sold or securitized) | (42,421) | 45 |
| | | |
| Charge-offs: | | |
| Commercial | 96,371 | 81,417 |
| Real estate — commercial | 6,906 | 6,857 |
| Real estate — residential | 24,523 | 16,789 |
| Consumer | 167,468 | 174,809 |
| Credit card | 105,559 | 100,961 |
| Home equity | 7,171 | 6,946 |
| Total charge-offs | 407,998 | 387,779 |
| | | |
| Recoveries: | | |
| Commercial | 17,913 | 19,716 |
| Real estate — commercial | 3,975 | 8,644 |
| Real estate — residential | 941 | 1,776 |
| Consumer | 73,043 | 82,818 |
| Credit card | 22,173 | 21,318 |
| Home equity | 3,708 | 4,008 |
| Total recoveries | 121,753 | 138,280 |
| Net charge-offs | 286,245 | 249,499 |
| Balance at end of period | $    928,592 | $    970,463 |
| | | |
| Asset Quality Ratios: | | |
| Net charge-offs to average loans (annualized) | .46% | .43% |
| | | |
| Share Information: | | |
| Average basic shares | 607,378,801 | 623,623,811 |
| Average diluted shares | 612,625,349 | 632,452,146 |

---

\*    Fourth quarter 2000 ratios are based on preliminary data.